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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(A)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*

                      Integrated Healthcare Holdings, Inc.
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)

                                   45821T 10 8
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                                 (CUSIP Number)

     William E. Thomas, 6800 Indiana Avenue, Suite 130, Riverside, CA 92506
                                 (951) 782-8812
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  July 2, 2007
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sec. 240.13d-7 for other parties to whom copies are to be sent.

---------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 8 Pages)


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CUSIP No. 45821T 10 8                 13D                         Page 2 of 8

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1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     WILLIAM E. THOMAS
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) |_|
     (b) |X|
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3.   SEC Use Only

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4.   Source of Funds (See Instructions) PF
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) |_|

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6.   Citizenship or Place of Organization UNITED STATES
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               7.   Sole Voting Power
 NUMBER OF          0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           9,748,498 (1)
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           9,748,498 (1)
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0 (1)
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person 9,748,498 (1)
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions) |_|
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13.  Percent of Class Represented by Amount in Row (11) 7.1%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions) IN
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(1) The information set forth in Items 4, 5 and 6 is incorporated herein by reference.



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CUSIP No. 45821T 10 8                 13D                         Page 3 of 8

         Pursuant to Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934 ("Exchange Act"), Reporting Person hereby files this Schedule 13D with the Securities and Exchange Commission ("Commission"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in this Schedule 13D are to the rules and regulations promulgated under the Exchange Act.

ITEM 1.           SECURITY AND ISSUER.

         The securities that are the subject of this statement consist of common stock, $.001 par value per share, of Integrated Healthcare Holdings, Inc. ("Issuer"). The name and the address of the principal executive offices of Issuer are as follows:

         Integrated Healthcare Holdings, Inc.
         1301 N. Tustin Ave.
         Santa Ana, CA  92705

ITEM 2.           IDENTITY AND BACKGROUND.

         (a) William E. Thomas, an individual. Also referred to herein as "Reporting Person."

         (b) The business address for Reporting Person is: 6800 Indiana Avenue, Suite 130 Riverside, CA 92506

         (c) Reporting Person is a healthcare executive with his primary office located at 6800 Indiana Avenue, Suite 130, Riverside, CA 92506.

         (d) - (e) During the last five years Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Reporting Person is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Personal funds of Reporting Person were used in the transaction in which Reporting Person acquired the warrant exercisable for the shares being reported hereunder.

ITEM 4.           PURPOSE OF TRANSACTION.

         As reported in Schedule 13D filings of Kali P. Chaudhuri, M.D., ("Chaudhuri") was issued a secured convertible promissory note in the original face amount of $500,000, dated September 28, 2004, made by Issuer in favor of Chaudhuri ("September 2004 Note"). Chaudhuri was also issued a five-year common stock purchase option issued by Issuer to Chaudhuri as of November 16, 2004 ("November 2004 Option"). Chaudhuri acquired the September 2004 Note and the November 2004 Option for the purpose of assisting Issuer in the completion of the purchase of hospitals from subsidiaries of Tenet Healthcare Corporation.



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CUSIP No. 45821T 10 8                 13D                         Page 4 of 8

         On January 27, 2005, Reporting Person, Chaudhuri, Issuer and various other parties entered into a Rescission, Restructuring and Assignment Agreement ("Rescission Agreement"). On January 31, 2005, Reporting Person, Chaudhuri, Issuer and various other parties entered into a Payment Agreement, which amended the Rescission Agreement ("Payment Agreement," and together with the Rescission Agreement, the "Amended Rescission Agreement"). Pursuant to the terms of the Amended Rescission Agreement, effective March 8, 2005, the September 2004 Note and the November 2004 Option were rescinded and canceled. Further, pursuant to the Amended Rescission Agreement, Chaudhuri and Reporting Person were issued Secured Promissory Notes in the respective principal amounts of $963,185.94 and $240,796.49, which notes subsequently were repaid. In addition, pursuant to the Amended Rescission Agreement, Issuer issued to Chaudhuri a stock purchase warrant reflecting the right to purchase up to 60,000,000 shares of Issuer's common stock, but not to exceed 20% of Issuer's Fully-Diluted (as defined below) capital stock ("January Warrant"). The January Warrant became exercisable on January 31, 2007 and expires on July 31, 2008. The January Warrant exercise price for the first 34,538,153 shares purchased is $0.003125 per share. The January Warrant exercise price for the remaining shares is $0.078 per share if exercised between January 31, 2007 and July 30, 2007, $0.11 per share if exercised between July 31, 2007 and January 30, 2008, and $0.15 per share thereafter. Reporting Person was also issued a stock purchase warrant pursuant to the Amended Rescission Agreement reflecting the right to purchase up to 14,700,000 shares of Issuer's common stock, but not to exceed 4.9% of Issuer's Fully-Diluted capital stock, on the same terms as the January Warrant ("Thomas Warrant").

         On July 2, 2007, Issuer issued to Reporting Person an aggregate of 9,748,498 shares of Issuer's common stock pursuant to exercise notices tendered by Reporting Person. Of the 9,748,498 shares, 5,657,011 shares were purchased on a net cashless basis, with Reporting Person surrendering the right to receive an additional 55,790 shares as payment of the exercise price, and 4,091,487 shares were purchased using $113,301.17 of Reporting Person's personal funds.
Based upon information provided by Issuer, the 9,748,498 shares represented 4.9% of the Issuer's Fully-Diluted capital stock and 7.1% of the Issuer's outstanding shares of common stock on the date of exercise. Accordingly, the replacement warrant to be issued by Issuer to Reporting Person will cover 4,895,712 shares of Issuer's common stock with an exercise price of $0.078 per share if exercised on or before July 30, 2007, $0.11 per share if exercised between July 31, 2007 and January 30, 2008, and $0.15 per share thereafter, and will be exercisable if and to the extent the number of shares previously received by Reporting Person upon exercise and the number of shares to be issued upon any proposed exercise does not exceed 4.9% of the Fully-Diluted shares of Issuer's capital stock. Reporting Person is aware that as reported by Issuer in a Form 8-K for July 2, 2007, Chaudhuri has been issued 39,789,788 shares upon exercise of a portion of the January Warrant.

         The term "Fully-Diluted" is defined in the Rescission Agreement as including all shares of common stock of Issuer issued and outstanding at the date in question plus all shares of common stock of Issuer issuable (whether or not vested) at that date upon full exercise of all options, warrants or other rights to acquire common stock of Issuer and full conversion of all securities convertible into common stock of Issuer, but excluding from that amount up to 10,000,000 shares (or rights to acquire shares) of common stock per year to employees, consultants, officers or directors of Issuer pursuant to stock option or restricted stock plans or agreements approved by Issuer's board of directors.

         On July 2, 2007, Reporting Person entered into an irrevocable proxy ("Proxy") in favor of Bruce Mogel, who currently serves as Issuer's Chief Executive Officer ("Mogel"). Reporting Person is aware that as reported by Mogel in a Schedule 13D for July 2, 2007, Chaudhuri also entered into a similar irrevocable proxy with Mogel. The Proxy provides Mr. Mogel with limited voting power over all shares that are held by Reporting Person as of July 2, 2007 or that may be acquired after such date upon additional exercises of the Thomas Warrant, as well as any other shares of Issuer's common stock held or acquired by Reporting Person during the two-year term of the Proxy. The Proxy is limited in scope, and may only be exercised by Mogel to vote shares of Issuer's common stock with respect to the following:

         (i) the nomination and election of directors, appointment of directors to fill vacancies, and removal of directors, so long as the board of directors of Issuer, after giving effect to any stockholder action or series of stockholder actions proposed to be taken by use of the Proxy, is comprised of individuals a majority of whom are "independent directors" as defined in Rule 4200 of the NASD's Marketplace Rules;



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CUSIP No. 45821T 10 8                 13D                         Page 5 of 8

         (ii) opposing amendments to the Articles of Incorporation or Bylaws of Issuer affecting the size of the board of directors, opposing changes in the classification of directors, and opposing changes in the voting rights of holders of capital stock of Issuer; and

         (iii) ratification or approval of equity incentive plans of Issuer and amendments thereto (including, without limitation, approval of stock option plans under which employees and/or directors may receive option grants or awards, and increases in the number of shares authorized to be issued under such plans), so long as such equity incentive plans meet all of the following conditions: such plans are (A) reasonable and customary, (B) unanimously approved by the independent directors of Issuer and (C) do not permit grants or awards exceeding 10,000,000 shares per year.

         Further, Mogel's right to vote the Proxy is conditioned upon:

         (i) Reporting Person, or an alternative individual designated by Reporting Person, being elected to Issuer's board of directors in connection with the use of the Proxy or such individual must already be serving as a director of Issuer at the time the Proxy is used;

         (ii) the Proxy may only be used so long as Orange County Physicians Investment Network LLC ("OC-PIN") owns as least 59,098,430 shares of common stock of Issuer (as adjusted for stock splits, combinations and the like) and an individual designated by OC-PIN or who is a member of OC-PIN is being elected to Issuer's board of directors in connection with the use of the Proxy or is already serving as a director of Issuer at the time the Proxy is used; and

         (iii) subject to the terms of any instrument providing Mogel with beneficial ownership of shares of common stock of Issuer (other than shares owned by him), Mogel must, upon demand of Reporting Person, enter into a voting agreement or voting trust under which Mogel must agree to vote all of the shares beneficially owned by him (including shares over which Mogel may exercise voting power) at the time of any vote of Issuer's stockholders taken during the term of such voting agreement or voting trust in accordance with the manner in which the shares may be voted by Mogel under the Proxy.

         On July 11, 2007, Mogel and Reporting Person executed Amendment No. 1 to the Proxy, clarifying that the agreement by Reporting Person not to vote his shares during the term of the Proxy except as requested by Mogel only extended to matters with respect to which Reporting Person would otherwise be authorized to exercise the Proxy.

         References to, and descriptions the Proxy, as amended, in this Item 4 are qualified in their entirety by reference to Item 5 of this Amendment and by reference to the full text of the Proxy, as amended, which was filed as an exhibit to Mogel's Schedule 13D for July 2, 2007 and is incorporated herein in its entirety where such reference and descriptions appear.

         Except as set forth in the Schedule 13D, as amended by this Amendment, Reporting Person currently has no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Reporting Person, however, may at any time and from time to time, review or reconsider his position with respect to any of such matters. Further, Reporting Person may exercise the Thomas Warrant from time to time if and when additional shares become exercisable thereunder.



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CUSIP No. 45821T 10 8                 13D                         Page 6 of 8

ITEM 5.           INTEREST IN SECURITIES OF ISSUER

         (a) See Item 4 above. Reporting Person may be deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Exchange Act) of up to a maximum of 14,644,210 shares of common stock in connection with the Thomas Warrant (see Items 3, 4 and 6), including 9,748,498 shares owned as of July 2, 2007 and an additional 4,895,712 potential shares underlying the Thomas Warrant. If the 4.9% beneficial ownership limitation described in Item 4 is taken into account, then the maximum number of shares of common stock issuable upon exercise of the Thomas Warrant was zero as of July 2, 2007 because based on information from Issuer, Reporting Person beneficially owned 4.9% of the Fully-Diluted shares, and 7.1% of the outstanding shares, of Issuer's common stock as of July 2, 2007.

         (b) As indicated in Item 4, Reporting Person shares voting power with respect to the shares of common stock described as beneficially owned by Reporting Person in Item 5(a) above. Reporting Person has sole dispositive power with respect to the shares of common stock described as beneficially owned by Reporting Person in Item 5(a) above. However, Reporting Person has agreed, pursuant to the Proxy granted to Mogel, that Reporting Person shall not, without prior written consent of Mogel, take or permit any action, prior to termination of the Proxy, to directly or indirectly (i) sell, give, assign, transfer, exchange, pledge or otherwise dispose of or encumber, or make any offer or agreement relating to any of the foregoing with respect to, any of the shares that are the subject of the Proxy, except where the Proxy shall remain in full force and effect with respect to such shares after the consummation of the transaction, (ii) deposit any of the shares into a voting trust or enter into a voting agreement or arrangement with respect to any of the shares or grant any proxy or power of attorney with respect to any of the shares, or (iii) with respect to stockholder votes or actions with respect to which Mogel would be authorized to exercise the Proxy, vote or attempt to vote any of the shares at any meeting of Issuer's stockholders or in any action by written consent of Issuer's stockholders in lieu of a meeting, except in a manner requested by Mogel.

         (c) Except as described herein, Reporting Person has not effected any transactions in the common stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information contained in Items 4 and 5 is incorporated herein by reference. Provided that Reporting Person and Chaudhuri have exercised their warrants, including the January Warrant and the Thomas Warrant, Reporting Person and Chaudhuri have a right of first refusal with respect to future sales by Issuer of its equity securities or securities convertible into or exercisable for equity securities, where issuance of those securities would result in dilution of Reporting Person's and Chaudhuri's combined equity position to less than 24.9% of the common stock of Issuer on a Fully-Diluted basis. Each time Issuer proposes to offer any shares of, or securities convertible into or exercisable for any shares of, any class of Issuer's equity securities which would reduce Reporting Person's and Chaudhuri's combined equity position to below 24.9% (the "New Shares"), Issuer shall first make an offer to Reporting Person and Chaudhuri of such portion of the New Shares which would maintain Reporting Person's and Chaudhuri's combined equity position at a minimum of 24.9% (the "Pro Rata Share"). The closing of the sale of the Pro Rata Share shall occur simultaneously with the sale of the New Shares to other investors, and the Pro Rata Share shall be priced equal to the lowest price paid by any of the other investors, including any who may be purchasing New Shares by virtue of similar pre-emptive or other purchase rights.

         Reporting Person and Chaudhuri have a purchase right with respect to future issuances by Issuer of any of its securities to Anil V. Shah, M.D. or Orange County Physicians Investment Network, or affiliates of either of them (collectively, "OC-PIN Group"), where the issuance of such additional shares of common stock would result in the OC-PIN Group having been issued, in the aggregate, more than 187,240,000 shares of Issuer's common stock on a Fully-Diluted basis (as adjusted for any stock splits, dividends, combinations or the like). Upon satisfaction of these conditions, Reporting Person and Chaudhuri shall have the right to acquire, for a period of 90 days following notification by Issuer to Reporting Person and Chaudhuri that the pre-emptive right is triggered (which notice shall be given within 10 business days of such trigger), the same securities, and at the same price, as the member of the OC-PIN Group purchasing Issuer's securities, in an amount that represents the same proportion as Reporting Person's and Chaudhuri's combined holdings of Issuer's common stock on a Fully-Diluted basis bears to the OC-PIN Group's combined holdings of Issuer's common stock on a Fully-Diluted basis immediately prior to the issuance in question.



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CUSIP No. 45821T 10 8                 13D                         Page 7 of 8

         The rights set forth in two immediately preceding paragraphs of this
Item 6 are provided for in the Amended Rescission Agreement and: (a) are not applicable to the issuance or sale of (i) securities issued pursuant to stock splits, stock dividends, or similar transactions; (ii) shares of common stock issued to employees, consultants, officers or directors of Issuer pursuant to stock option plans or restricted stock plans or agreements approved by Issuer's Board of Directors; (iii) securities issued to financial institutions or lessors in connection with commercial credit arrangements, equipment financings, commercial property lease transactions, or similar transactions approved by the Board of Directors and not for the purpose of raising capital, (iv) shares of common stock issued in an underwritten public offering; or (v) securities issued in connection with bona fide acquisition transactions approved by the Board of Directors; and (b) terminate and cease to have effect upon the earlier of (i) the closing of an acquisition of Issuer to an unrelated third party or (ii) the later of three and one-half (3-1/2) years from the date of the Rescission Agreement or the termination of any similar pre-emptive rights granted to OC-PIN or its affiliates.

         Reporting Person has piggyback registration rights with regard to any shares of common stock of Issuer issued pursuant to the Thomas Warrant. Reporting Person has agreed to the "lock-up" of the subject shares upon Issuer's request in connection with any underwritten public offering of Issuer's securities, provided that all officers, directors and other holders of common stock of Issuer enter into similar "lock-up" arrangements.

         The descriptions above of certain provisions of the Amended Rescission Agreement and other documents are qualified in their entirety by reference to the Amended Rescission Agreement and other documents, which are exhibits hereto.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit       Description
-------       -----------

   1 Rescission, Restructuring and Assignment Agreement, dated as of January 27, 2005, by and among Issuer, Kali P. Chaudhuri, M.D., William E. Thomas, Anil V. Shah, M.D., and Orange County Physicians Investment Network, LLC (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Issuer on February 2, 2005)

   2 Payment Agreement dated as of January 31, 2005, by and among Issuer, Reporting Person, Anil V. Shah, M.D., and Orange County Physicians Investment Network, LLC (incorporated by reference to Exhibit 99.11 of the Schedule 13D/A No. 2 filed by Kali P. Chaudhuri, M.D. on March 10,
         2005)

   3 Form of Stock Purchase Warrant dated as of January 31, 2005, by and between Issuer and Reporting Person (incorporated by reference to Exhibit B-2 that is attached to Exhibit 99.1 of the Current Report on Form 8-K filed by Issuer on February 2, 2005)

   4 Irrevocable Proxy dated as of July 2, 2007 by and between Bruce Mogel, as grantee, and Reporting Person, as grantor, and Amendment No. 1 dated July 11, 2007 (incorporated by reference to Exhibit 2 to
         Schedule 13D for July 2, 2007)



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CUSIP No. 45821T 10 8                 13D                         Page 8 of 8

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      July 11, 2007
                                            ------------------------------------
                                                          (Date)

                                            /s/ William E. Thomas, an individual
                                            ------------------------------------
                                                        (Signature)